UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ILLUMINA, INC.
(Name of Subject Company)

CKH ACQUISITION CORPORATION
ROCHE HOLDING LTD
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
________________

452327109
(Cusip Number of Class of Securities)

Beat Kraehenmann
Roche Holding Ltd
Grenzacherstrasse 124
CH-4070 Basel
Switzerland
Telephone: +41-61-688-4111
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

F. Hoffmann - La Roche Ltd. - Media Conference Call on Roche offer to acquire Illumina - January 25th, 2012 - 10:00 a.m. C.E.T.

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

SPEAKERS / MODERATORS

Mr. Severin Schwan
Chief Executive Officer

Mr. Alan Hippe
Chief Financial Officer

Mr. Daniel O’Day
Chief Operating Officer

Mr. Alexander Klauser
Head Media Relations, Roche Group

1/21

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

QUESTIONERS

Mr. Holger Alich
Handelsblatt

Ms. Naomi Kresge
Bloomberg

Patricia Kuo
Bloomberg

Mr. Thomas Pohl
AWP

Ms. Katie Reid
Reuters

Mr. Haig Simonian
Financial Times

Mr. Daniel Zulauf
Börsen-Zeitung

2/21

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

PRESENTATION

Operator
Ladies and Gentlemen good morning, welcome to the Media Conference Call on the Roche offer to acquire Illumina. I am Dino the Chorus Call operator. I would like to remind you that all participants will be in listen-only mode and the Conference is being recorded. After the presentation, there will be a Q&A session. You can register for question at any time by pressing * and 1 on your telephone. Should you need assistance please press * and 0 to call an operator. The Conference must not be recorded for publication or broadcast.

At this time, it’s my pleasure to hand over to Alexander Klauser. Please go ahead, Sir.

Alexander Klauser
Thank you. Good morning everybody. This is Alexander Klauser speaking, Head Media Relations at Roche. As you know, today we announce the offer to acquire all outstanding shares of Illumina, a leader in the field of sequencing and microarrays.

During this Call, we would like to provide you with more details on the business rationale and the financials. With me today are our CEO, Severin Schwan, Alan Hippe, Chief Financial Officer and Daniel O'Day, Chief Operating Officer of Roche Diagnostics Division. Please be aware that a slide deck on today’s announcement is available on our transaction site. You’ll find the link in the release. Note that after the presentation, media has the opportunity to ask questions, and with this I hand over to Severin.

Severin Schwan
Thank you. Welcome to everybody and thank you for joining our Call. This is Severin speaking. Illumina is a great successful Company and we are excited to share with you the background of this planned acquisition. Let me shortly put this transaction into context.

An important element of today’s success of Roche Diagnostics is our breadth and depth of various key measuring technologies. They allow us actually to develop and market a broad range of diagnostic tests for molecular testing to serum work area or tissue testing. The completeness of our offering is important both for our customers and for Roche.

3/21

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

Over the years we have developed a number of high-tech platforms both internally and also as you can see on page 4 of our presentation, by acquiring a number of key technologies.

And we believe the sequencing is and will continue to be an increasingly important technology as we go forward.

Let me focus on three points specifically. First, it will allow us to further strengthen our number 1 position as the leader in the worldwide diagnostics market. The depth and breadth of our offering for our customers will continue to be a key differentiator in the marketplace.

Second, Roche’s strong global footprint and expertise in the research and diagnostics market would certainly help to accelerate the transition of sequencing into research and clinical diagnostics around the world. And third, with a wide range of technologies available within the Roche Group, we will also be able to strengthen our in-house collaboration between Pharma and Diagnostics in our efforts to develop more targeted – medicines.

So combining the strength and capabilities of Roche and Illumina makes a lot of sense both from a strategic and an operational point of view. We firmly believe that we will create value for both companies, Roche and Illumina and this is why we approached Illumina back in December last year.

Unfortunately, the Board of Illumina has not been interested to negotiate a business combination and for this reason we are now directly approaching Illumina’s shareholders and offer a price per share of 44.5 US Dollars. This represents an overall consideration of 5.7 billion US Dollars.
We believe this is a compelling offer and we feel that Illumina’s shareholders will find it extremely attractive. It certainly represents full and fair value for Illumina.

As I said earlier, Illumina is a great and successful company, together with the management and employees of Illumina, we want to bring our business to the next level and with this I’d like to hand over to Dan.

Daniel O'Day
Thank you very much. This is Daniel O'Day. Good morning from my side as well. I’d like to start with you on slide 6. And it’s my pleasure to introduce really the acquisition rationale and - why does this makes sense.

4/21

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

What does this acquisition makes sense at this time for Roche and for Illumina. And in order to do that, I want to start just with an overview of the Roche Diagnostics business, which is captured on slide 6.

We are by and far the number 1 Company in diagnostics as you see here, continuing to grow significantly above the market, have done so for the past five years. And I think part of that success, part of what drives that above market growth is our broader -- array of technologies.

We have technologies in all the major areas of in-vitro diagnostics and in the research field, and very importantly a huge footprint around the world. We’re present in more than a 130 countries and we have literally hundreds or thousands of instruments installed out there, that are serviced and supported by large sales and service support organizations across the globe. And this unique capability brings together our - competitive advantages.

If you turn to slide 7, it’s -- a representation of our business today in diagnostics. And the point I want to make on this is we have many businesses as you can see - many of our businesses are what’s -- called the in-vitro diagnostic space, which really means these tests are used in routine standard clinical care with a doctor using the information to provide solutions to the patient’s healthcare needs.

And these are highly regulated environments – they’re environments that have to be reproducible all over the world and it’s something we have tremendous expertise in at Roche.
Equally important is the commitment we have to our Life Sciences business which you also see represented on the slide, and if I turn your attention to slide 8, the Life Sciences part of our strategy is into grow, I believe also to our success. Because it’s here in the Life Sciences sector, which is focused on the research market, which is focused on the researchers unregulated is where that the newest technologies come into play.

It’s where the most significant advances are in terms of technology and many of those technologies as they mature move from the research setting into the in-vitro diagnostic setting or the clinical setting. So it’s extremely important to our overall strategy and it’s been a key part of our success to have a play in the innovative aspect of Life Sciences and that transition in the in-vitro diagnostics.

So that’s what I wanted to say about Roche. I think if I can turn yours attention to slide 10, I’d like to give a brief overview of Illumina.

5/21

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

It’s - I think - a lot is said on this slide and -- really the message I want you to hear is it’s a very solid business. It’s a world leading Company in sequencing and arrays. It is a performing business. It’s a proven company over the years in terms of sales generation and growth, profit generation growth, cash flow and all of these things have led it to have a leadership position in its own right and where it plays which is in the sequencing and array business, and today predominantly in the Research Space or Life Sciences field.

So with that as the two backdrop, I’d like to get into now what’s -- the benefit of these two organizations coming together and what is the rationale behind the acquisition. And there’s really four key points I’d like to go into that are articulated on slide 12. Increasing the market participation in sequencing and Life Sciences, strengthening our combined portfolios, unlocking the commercial potential between the two organizations and finally and very importantly the entry of these technologies from the research setting into the routine clinical setting within patient care.

So if you turn -- to slide 13, it gives you an idea of -- what we mean by increasing our market participation. You saw the past figures on Illumina; we think this is going to continue to be a very high growth business in the future as well. Today it’s more than a 1 billion US Dollar business and we see that number climbing to over 2 billion in the year 2015.

And what’s driving that growth, I think there are a couple of things driving that growth. One is further penetration into the research market and the other one is eventual entry into diagnostics. And you might say well, what is the reason, why is this technology needed in diagnostics and I just want to give you one example. Using one therapy to carrier you could use other diseases, but let’s use cancer.

What we know about cancer today is it’s heterogeneous disease. In other words, one breast cancer patient is very different from another breast cancer patient waiting in the same waiting room. And the reason they are different is because their genetic mutations may be very different, the location of a tumor, how it spreads, all this information is essential to determine therapy positions. And the more we understand about the mutational -- aspects of the genes that cause a cancer cell to replicate uncontrollably, the better we can direct treatment decisions. Sequencing is one of the technologies that is used to identify complex mutations in a patient to help direct that. So, there’s a huge demand for this as the science and as the therapies improve for disease management.

6/21

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

To bring you to the evolution of the technology - the first human genome --took 13 years to map completely from 1990 to 2003, and it cost more than 3 billion US Dollars. To show you the rapidity of the evolution of sequencing today, you can do that same whole human genome sequencing in essentially one day at the cost of several thousand Dollars. So this technology is quickly moving from high level research to routine use in the hospital setting. And today it’s used for instance predominantly in a clinical setting at major cancer centers around the world with a select few patients.

But as this technology improves and increases what it is today, I can see this being used in all cancer hospitals around the world, for instance, for every patient that comes and to be diagnosed to determine the best course of therapy. That’s what drives the potential and that’s what we see as driving the potential also in our diagnostics business and our Roche business moving forward.

If you turn to slide 14, I’d like to attack the next stage of the acquisition rationale, which is how does this complement our portfolio at Roche. This just uses one example of many that we could look between Illumina and Roche, and it uses a sequencing example. And essentially there are two different ways of looking at sequences of a gene in a human body, you can take short pieces of DNA and combine them for information or you can take longer pieces of DNA that’s Short Read versus Long Read, they both have benefits in different applications of sequencing and you can see between Illumina and Roche we cover the -- range of applications that sequencing is needed for today in the research setting and also eventually in the clinical application setting.

On slide 15, you can see how the sequencing and the microarray story fits into the broader technologies we have at Roche, like PCR, like tissue diagnostics, where we also have leading positions. And what you can see here is that this ranges of technologies services very well our customers in both the research and in the routine IVD or clinical setting. But there is a clear hole here, and that hole centers around diagnostics applications of sequencing, which has not yet moved into that segment, and I think one of the advantages of the transaction that we speak about today.

On slide 16, we can see really some immediate unlocking of commercial potential.

7/21

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

You can see here that Illumina is around a 1 billion US Dollar Company, predominantly based in the United States focused on the highest level academic customers in Genome Centers in the United States and around the world.

Roche on the other hand has more than a 10 billion Swiss Franc turnover, with a -- large install base across multiple technologies. And you can see, even though we had a large business in United States we have excellent coverage outside the United States. This coverage for instance has been put practically to use in our Ventana acquisition that had a similar type of a makeup in terms of being highly US focused. And we’ve seen already in the past several years, since the Ventana acquisition in 2007, a -- real enhancement and growth particularly outside the United States, but also continued growth inside the United States.

So we can use this breadth and depth of coverage at Roche immediately to unlock the commercial potential in the research setting, because we have a broad base out there and the research customer is beyond the large academic facilities and then eventually into diagnostics.

On slide 17, we -- refer to the concept of sequencing moving into diagnostics. And in order to do this, it takes special expertise and special skill. This is where Roche’s real strength also comes into play. We have more than 30 years of experience of taking instruments from a research setting through the many hurdles that it takes to get into them the diagnostics in clinical routine customers.

Starting with clinical development, non-clinical development, they can be approved by regulatory authorities around the world and then into a large global install base of instruments that we have today already readily available out there in the marketplace. So these skills I believe combines with Illumina’s expertise in sequencing will allow us to really drive this into the clinical market effectively.

On slide 18, I just remind the colleagues on the call about some of the unique characteristics of the Roche Group. The combination of the number 1 oncology and biotechnology Company in the world with the number 1 diagnostic Company gives us unique capabilities to be able to drive PHC.

8/21

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

And sequencing, I think will also play a role here in the mid to longer term as we understand more about complex genetic mutations, and the need there for to have sequencing as a potential companion diagnostics for therapies into the future can be really amortized within the Roche structure and the Roche expertise.

So in summary on slide 19, we -- recap again the -- key reasons for the rationale. Timing wise, I believe the reason this is important is because -- now sequencing is going beyond the large genome centers, it’s -- with the introduction of the MySeek for instance is going to a tabletop instrument in research labs around the world, and the breadth and depth of Roche will allow us to penetrate further the research market.

And secondly, it’s the right time for sequencing to begin entering much more aggressively the clinical diagnostics for IVD market and here Roche also can provide significant advantages.

In summary, I just like to make a couple of comments assuming a successful closing here that we would look at relative to integration. I have tremendous respect for the management and the employees at Illumina looking at the track record of delivery, looking at the relationships with the customer base. And at the same time Roche has tremendous experiences with integrating these types of highly creative companies into our network, which allow them to maintain their culture while still taking advantage of the larger Roche infrastructure and development.

We’ve done that successfully over the years with many companies most recently with Ventana. And in this particular integration, we’ve discussed that we intend to combine our two businesses Applied Sciences and Illumina, and we would intend to headquarter the business actually out of San Diego, as the major site for our future Life Sciences business. We will continue to maintain operations in Penzberg, Germany as a major diagnostic site for us, and a site where we have Pharma and Diagnostics co-located, which gives us also some unique advantages within the Group. And overall, I believe this would really increase the potential opportunities for Illumina -- employees by being part of a larger organization and all the benefits that brings.

So I’d like to close my comment here, and - turn it over to Alan Hippe to cover the transaction financials.

9/21

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

Alan Hippe
Yeah, thanks Dan. It’s really a great pleasure, you know, to cover now the financials here, and hello to everybody, really an -- exciting opportunity. And before I start, I would like to reinforce what you’ve heard from Severin and Dan that this acquisition is about creating strategic value and growth. And through the proposed acquisition with Illumina, we are buying the market leader in a business that is fast growing and increasing in importance.

And as you can see on the slide, this is totally in line with our philosophy, that we want to be in the lead in the markets where we decide to play. The acquisition is not really enabling us to become the market leader, but it also enables us to access a solid business with a strong sustainable cash flow and a very attractive margin. Illumina will not have a dilutive effect on the - diagnostics business as a whole. And in addition, Illumina has strong IP and an attractive product offering, which indicates a sustainable cash flow for the future.

And let me switch gears now, and with that I go to slide 22, to summarize a little bit of basic statements from a financial point of view. And what you’re seeing here is that the Illumina acquisition it’s in line with our stated M&A policy. We have always stated that we do not want to engage in large mega mergers as this is disruptive for innovation and the culture of companies.

Acquisitions - also make strategic sense, and I think in this case here it’s really evident. And the acquisition should also strategically fit with our focus on high end medical value businesses. We believe that the higher the medical differentiation, the higher the premium we might get from the healthcare systems and the customers, which in fact all pay us.

As such, we are interested in addition to our current portfolio in the high end value segment.
And importantly, the financial flexibility of the Roche Group is not significantly affected; as the deal can be financed out of the free cash flow capacity of the Group. Just to remind us the 2010 operational free cash flow of the Group has been around 14 billion Swiss Francs.

With that I would like to go to page and slide 23, which gives you an overview about the transaction financials and I think you’ve seen the offer price and you’ve seen the transactions value of 5.7 billion, and really I will elaborate also about the next steps going forward, look at the applied premiums and what they refer to. So I think this is really a very attractive offer.

10/21

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

I’m not going to elaborate about the offer conditions as they will be specified in the offer documents, anyway.

With that, I would like to go to page 24 and - the next steps. And we will promptly commence the tender offer to purchase all of the outstanding common stocks of Illumina. The offer will be subject to customary conditions and we will commence the process to nominate slate of directors and make other proposals for the Illumina’s 2012 annual meeting.

With that, let’s go to the last page, page 25 and you will also hear - let me just say two things. First of all, with this transaction, we will definitely strengthen Roche footprint in an attractive and fast growing sequencing market and on top of that, it enables Roche to access a solid business with positive cash flow and strong margins. Thanks a lot.

Alexander Klauser
Thank you, Alan. We are now ready to take questions from the media. Please go ahead.

INSERT IMAGE QUESTION & ANSWER

Operator
We will now begin the Question and Answer session. Anyone who wishes to ask a question may press * and 1 on their touchtone telephone. You will hear a tone to confirm that you have entered the queue. If you wish to remove yourself from the question queue, you may then press * and 2. Anyone who has a question may press * and 1 at this time.

First question is from Mr. Thomas Paul, AWP. Please go ahead, Sir.

Thomas Paul
Yes, good morning. My question would be, can you elaborate - can you tell me how many Illumina actions you have already acquired?

And second question, can you tell us a little bit about major Illumina shareholders and how have you -- contacted them and how did this contact go. Thank you. Hello?

11/21

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

Severin Schwan
Yes we can hear you.

Thomas Paul
Ok.

Severin Schwan
I hand over to Alan Hippe, our CFO to address this question.

Alan Hippe
Yeah, we own a very small amount of Illumina shares and -- look, I think we’re not elaborating here about the Illumina shareholders, you know, and I think they will raise their opinion.
I think there is no need to comment on it at this time.

Thomas Paul
But are there major shareholders, can you not tell anything about that?

Alexander Klauser
The information - we would not share any information which - goes beyond the publicly available information and overall, I can say is that there is a number of shareholders who own Illumina shares.

Thomas Paul
Okay, thank you.

Operator
Next question is from Holger Alich, Handelsblatt. Please go ahead.

Holger Alich
Yes thank you for taking my questions. I’ve got two questions if I may. First of all, about financing - in the press communicate you’re saying you would - finance that with your cash flow and some - borrowings. First of all, can you give us a -- split of which part will be funded of cash flow and which will be funded by -- new borrowing, new credits. And after, if that acquisition succeeds, what will be the -- new debt number for Roche. This is the first question.

12/21

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

And the second question is about the -- headquarter of the Applied Science business would move to -- California, but obviously what you want to stay, you want to keep your operations in Germany at Penzberg, but in the long run wouldn’t that it be a certain business rationale to concentrate all of that at one spot, and so isn’t that transaction potentially dangerous for your operation in -- Penzberg because I think economically it might be some complicated to have two sites doing or working at the same -- things. Thanks very much.

Severin Schwan
Alan, if you could comment on the financing and Dan, address the operational question.

Alan Hippe
Yeah, on financing in fact we have two things, on one hand how we do it, and here the point is, we will be financing from the available cash from Roche balance sheet and the borrowings under its credit facilities. So I can say we are very comfortable, you know, with that situation.

I’m not going to dig further into this and certainly we have to evaluate our options. And what we can say to as of today is, that we are really convinced that we can do this with very attractive terms and conditions.

And well, the new debt number is something which I cannot elaborate about because we are going to publish our numbers here in fact in a couple of days, and there you will see really our -- new status, therefore, I think I cannot comment on this, that’s for the time being.

Holger Alich
Thank you.

Daniel O'Day
Thank you and thank you for the question relative to the headquarters. In fact I mean across our Diagnostic businesses, we routinely work across multiple sites. In fact, there are advantages to doing that because we have centers of excellence around the world. So for instance, in our Roche Molecular Diagnostics business, we have business and presence in California and in Rotkreuz, Switzerland.

Rotkreuz is the center of excellence for instrument production across the Diagnostics Division and Penzberg and Manheim are both still very important sites for Diagnostics.

13/21

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

Penzberg in particular is a heavy R&D site for us on the Pharma and the Diagnostic side, which gives us some unique advantages in some of the discovery work as well. And it’s also a major manufacturing site for us across the Diagnostic network. So I don’t perceive that in the long run we would consolidate to any one individual site for our businesses because that’s part of the strength of the Roche Group to be able to leverage the excellence on each one of the sites around the world.

Holger Alich
Okay. Thank you.

Operator
Next question is from Patricia Kuo of Bloomberg. Please go ahead, Madam.

Patricia Kuo
Hello Alan, I just wannna go back to the - financing question. I just needed to clarify. When you see - what do you think - you may finance part of the -- transaction with borrowing from credit facilities, are you talking about the existing credit facilities or new credit facilities, because you had a 3.9 - billion credit line late last year. So is that the one you are going to draw or there will be another one that’s going to be set up? Thank you.

Alan Hippe
That’s a good question and -- once again, I think very clear. All I can state at this time is that we’re doing the financing which from the point that what is available on cash, on Roche balance sheet and the borrowings under its credit facilities, you know, that’s what we are doing.

I think that’s answering the question.

Operator
Next question Naomi Kresge of Bloomberg. Please go ahead, Madam.

Naomi Kresge
Hi, good morning. Thanks for taking my question. And actually I’ve two questions.

14/21

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

The first is, if you could tell us a bit more about how long it will actually take to move sequencing into diagnostics, and how this will work within your strategy in terms of patient selection for clinical trials. I mean how soon could we see drugs that are actually developed to work with these new systems or to fit into this.

And then the second question is about the process to nominate a slate of directors and make other proposals at the annual meeting of Illumina in 2012. What -- other proposals would be necessary? Thanks.

Daniel O'Day
Sure. So thank you for the question. I’ll -- address the sequencing (part), the movement of sequencing into diagnostics. I think it’s an excellent question and the fact, you know, as I said before, at certain major research centers around the world this is already being applied to a certain extent in terms of making patient decisions, but in terms of a broad scale -- adoption, I think we’ll see a couple of things. First of all, it will evolve overtime and I think it will evolve differently in different markets because there are different regulatory hurdles. So for instance, in the United States, which has the highest regulatory hurdle for diagnostics today, it may take a bit longer to get into routine clinical diagnostics and still we have to be working with the FDA on how to regulate sequencing and how to drive that in, which is again one of the advantages of Roche’s expertise in working with the FDA on a variety of diagnostic products.

Outside the United States, where we have less regulation of diagnostics instrumentation, I could see a more rapid adoption of this into more routine clinical care. And in fact there are examples of this with world leading cancer-care centers in Germany, in the UK and other countries that are beginning already to adopt this in at least select patient populations around the world. So this will not be a black and white from one day to the next and from research into diagnostics, it will be a bit more of an evolution and it would be dependent of course, on the regulatory requirements.

Severin Schwan
To the second question regarding the process, at this point I can confirm that we commenced the process to nominate a slate of directors for the upcoming Illumina’s general meeting. I could not give you more details at this point of view, but also be informed that we will of course, provide a full documentation in the context of our tender offer, which will be released shortly.

15/21

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

Operator
Next question is from Mr. Haig Simonian, Financial Times. Please go ahead, Sir.

Haig Simonian
Yeah thanks, good morning everybody. I’ve a couple of things, please. First of all, just back to the first question. I assume you’ve got legal constraints, but I’ve being too lazy to look at the Illumina website and I’ve just had a few other things to do, maybe that would been more effective, but I’m sure you can tell us a little bit about the company you are targeting in terms of the profits, the number of employees.

And if you can’t tell us the details about the shareholder structure, I presume you can tell us a little bit more precisely about whether there is anyone who hold the stake above legal disclosure level presumably it’s one of those entrepreneurial companies which has got founders still having biggish stakes. Then still on the (factuals) please, you keep referring to the shareholders meeting, will you enlighten us and tell us when it is?

And then secondly on the Roche side, one bit of commentary suggested that Roche’s own Life Sciences division had slipped a bit in the first nine months, sales down quite sharply. I’m referring to competition especially in sequencing. Are you still struggling yourselves here?

Daniel O'Day
Do you want me to address.

Severin Schwan
We can comment first on the operational topics, if you can start off with the key data regarding Illumina.

Daniel O'Day
Yeah, of course hi, Haig, it’s Dan.

Haig Simonian
Thanks very much. I’m losing my voice; I need some of your medicines.

Daniel O'Day
Hey, it’s Dan here. Let me -- refer to you also in case you (not audible), maybe didn’t see, on slide 10 of our -- pack which is also in the website, it gives a company overview of Illumina.

Haig Simonian
Okay, sorry, you know, too lazy also to open your slides, okay.

16/21

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

Daniel O'Day
Don’t worry. So there- I mean it’s 2’100 employees, it’s, you know, it’s had a CAGR of 49% over the past five years. It has an operating margin of 23%, but all those facts and figures around there on that site.

Haig Simonian
Lovely, thanks.

Daniel O'Day
Maybe, I’ll just comment on your last one, and then leave the shareholder meeting for -- Severin and Alan to comment on. But on the Life Sciences business that -- we hold, as I said, I believe that the two businesses are really complimentary they compliment each other in -- the Life Sciences field. And I think, the two technologies really do not overlap because they cover their technologies from different standpoints. So I think together and combined, we’ll have an even stronger Life Sciences business together, and one that is -- more prepared to -- enter into diagnostics, which of course is one of Roche’s strengths as well.

Severin Schwan
Okay. Perhaps --, I can comment on the process related question. First of all, in terms of the timing of the annual shareholder meeting, so we understand this has been in May last year, so we assume it would be around this timeframe this year as well. As far as the -- shareholder structure is concerned, there is no dominant founders who have a -- significant position. There is a number of shareholders who own Illumina and that’s- as much I could comment at this point of time.

Haig Simonian
Okay. Thanks very much.

17/21

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

Operator
Next question is from Ms. Katie Reid of Reuters. Please go ahead, Madam.

Katie Reid
Good morning, I have few questions for you. And the first one is, do you really expect to be able to get this company for -- an 18% premium which seems quite opportunistic and are there any rival bidders, would this be your final bid? And then I have a couple of other questions on the technology, and whether it’s ready to deliver profit to your bottom line already or whether this is more a long term?

Severin Schwan
Again, we -- believe this is really attractive and compelling offer for Illumina’s shareholders.
And it’s a full and fair value of Illumina. So, we have no intention to raise the price, this is full and fair value. As far as competitors are concerned, I would not like to speculate or comment on competitors, and I’m not sure on your last question again.

Daniel O'Day
Yeah, I think the question was relative to profits to bottom line. Katie if you look, I mean, in 2010, Illumina had an operating margin of 23% so -- this becomes really immediately accretive to the diagnostics business at Roche.

Katie Reid
Okay and just- sorry Severin, can I just clarify you said you have no intention to raise the bid for Illumina, is that correct?

Severin Schwan
That is correct.

Katie Reid
Okay.  Thank you very much.

Operator
Next question is from Daniel Zulauf, Börsen-Zeitung. Please go ahead, Sir.

18/21

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

Daniel Zulauf
Yes good morning. Just two questions, are you hoping that this sequencing technology is making cancer treatment cheaper or is it simply or is the -- they hope simply that it might be more successful for the patient, which of the two motivations -- or hopes are -- predominant in your - thinking?

And the second question is very different, I -- understand you have approached this company in a friendly way in December, and as a result of this we saw sharp increase of the share price, I think before that approach it was about- an increase of 65% or something, and now you are ready to pay another premium on that increase share price of another 18%. All in all, would you- I mean approach differently this such a company next time, I mean in the end you could have opted for a hostile bid just from the beginning, and you would maybe have achieved a better – price, is that a lesson you can learn from that? Thank you.

Daniel O'Day
So maybe I’ll handle the first, and relative to the promise of sequencing in cancer you raised, I think two excellent points which is you know, will it make it more effective or will it make it cheaper. I think it has the potential to do both, I mean first of all, clearly as I said before with cancer being a heterogeneous disease, the more we can identify what is the particular mutation. And the potential prognosis of that mutation, the -- more effectively we can treat the patient first of all. So are you giving the patient the right therapy, are they responding to that therapy, and what’s their prognosis accordingly.

So -- number 1, it’s better to the patient. Number 2, in the long run it’s also a health economic that can benefit for the system, because obviously by -- not having the wrong treatment to patients or potentially I mean treatments that cause side effects with no benefits you obviously increase the overall cost of the healthcare system. So sequencing combined with other technologies I would say within Roche, because cancer can’t be just (dementialized) by sequencing it needs other different technologies that we have within Roche to be able to identify it is the very best way to provide effective- cost effective treatment to the patient and to the healthcare society.

19/21

F. Hoffmann - La Roche Ltd.
January 25th, 2012 - 10:00 a.m. C.E.T.

Severin Schwan
On your process related questions, it is correct there have been speculations and rumors in the market starting in -- December. But what I really would like to emphasize again, it is a compelling offer, it is full and fair value for the Illumina shareholders, and we remain interested in a negotiated agreement. So, our preference continues to be a constructive dialogue and have a negotiated agreement.

Alexander Klauser
So, if there are no more questions.

Operator
Gentlemen, we have no more questions from media.

Alexander Klauser
Okay. Thank you very much. So, with that --, I would like to close the Call and thank you all for joining and have a good day.

Operator
Ladies and Gentlemen, the Conference is now over. Thank you for choosing the Chorus Call facility and thank you for participating in the Conference. You may now disconnect your lines. Good-bye.

- END -

20/21

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

THIS TRANSCRIPT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS SUCH AS “BELIEVES”, “EXPECTS”, “ANTICIPATES”,  “PROJECTS”, “INTENDS”, “SHOULD”, “SEEKS”, “ESTIMATES”, “FUTURE” OR SIMILAR EXPRESSIONS OR BY DISCUSSION OF, AMONG OTHER THINGS, STRATEGY, GOALS, PLANS OR INTENTIONS. VARIOUS FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY IN THE FUTURE FROM THOSE REFLECTED IN FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT, AMONG OTHERS: (1) ECONOMIC AND CURRENCY CONDITIONS; (2) COMPETITIVE AND TECHNOLOGICAL FACTORS; AND (3) RISKS AND UNCERTAINTIES RELATING TO THE PROPOSED TRANSACTION.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS TRANSCRIPT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ILLUMINA COMMON STOCK. THE SOLICITATION AND OFFER TO BUY ILLUMINA COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE AND RELATED MATERIALS WILL BE FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC), AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).

ROCHE WILL BE FILING A PROXY STATEMENT ON SCHEDULE 14A AND OTHER RELEVANT DOCUMENTS WITH THE SEC IN CONNECTION WITH ITS SOLICITATION OF PROXIES FOR THE 2012 ANNUAL MEETING OF ILLUMINA (THE “PROXY STATEMENT"). PROMPTLY AFTER FILING A DEFINITIVE PROXY STATEMENT WITH THE SEC, ROCHE WILL MAIL THE PROXY STATEMENT AND A PROXY CARD TO EACH ILLUMINA STOCKHOLDER ENTITLED TO VOTE AT THE 2012 ANNUAL MEETING. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE PROXY STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).

ROCHE HOLDING LTD, CKH ACQUISITION CORPORATION AND THE INDIVIDUALS NOMINATED BY CKH ACQUISITION CORPORATION FOR ELECTION TO ILLUMINA’S BOARD OF DIRECTORS (THE “ROCHE NOMINEES") MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM ILLUMINA STOCKHOLDERS FOR USE AT THE 2012 ANNUAL MEETING OF STOCKHOLDERS, OR AT ANY ADJOURNMENT OR POSTPONEMENT THEREOF. THE DIRECTORS AND EXECUTIVE OFFICERS OF ROCHE HOLDING LTD AND CKH ACQUISITION CORPORATION WHO MAY BE PARTICIPANTS IN THE SOLICITATION OF PROXIES HAVE NOT BEEN DETERMINED AS OF THE DATE OF THIS TRANSCRIPT. NO ADDITIONAL COMPENSATION WILL BE PAID TO SUCH DIRECTORS AND EXECUTIVE OFFICERS FOR SUCH SERVICES. INVESTORS AND SECURITY HOLDERS CAN OBTAIN ADDITIONAL INFORMATION REGARDING THE DIRECT AND INDIRECT INTERESTS OF THE ROCHE NOMINEES AND OTHER PARTICIPANTS BY READING THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE.

21/21